SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 07 June 2007

* Print the name and title of the signing officer under his signature.

Company Secretary’s Office

Australia and New Zealand Banking Group Limited

Level 6, 100 Queen Street

Melbourne   VIC   3000

Phone 61 3 9273 6141

Fax 61 3 9273 6142

www.anz.com

31 May 2007

The Manager
Company Announcements
Australian Stock Exchange
Level 10, 20 Bond Street
Sydney   NSW   2000

Australia and New Zealand Banking Group Limited Interim Dividend 2007

•                      Dividend Reinvestment Plan and Bonus Option Plan

•                      Foreign Currency Payments

ANZ’s fully franked 2007 Interim Dividend of 62 cents is payable on 2 July 2007 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 18 May 2007.

The price set in order to calculate the number of shares to be allotted under the ANZ Dividend Reinvestment Plan and Bonus Option Plan is A$29.29, being the arithmetic average of the daily volume weighted average sale price of ANZ shares sold on the ASX during the seven trading days ending on 30 May 2007 rounded to the nearest whole cent.

Where shareholders’ dividend entitlements are to be paid in New Zealand dollars or pounds sterling, those entitlements will be converted to those currencies using ANZ’s daily forward exchange rate at the close of business on 30 May 2007 for value on the payment date, those rates being A$1 = NZ$1.126432 and A$1 = ₤0.412965 respectively.

Yours faithfully

John Priestley
Company Secretary

ASIC registered agent number	2466						16 May 2007
lodging party or agent name	Blake Dawson Waldron
office, level, building name or PO Box no street number & name	GPO Box 4958
suburb/city	Melbourne	state/territory	VIC	postcode	3001
telephone	(03) 9679 3000
facsimile	(03) 9679 3111						ASS.	☐	REQ-A ☐
DX number	187 suburb/city		Melbourne				CASH.	☐	REQ-P ☐
Ref	RBT JFS						PROC	☐

Australian Securities & Investments Commission
form 6021
Notice of
	compulsory acquisition following takeover bid					Corporations Act 2001 661B(1)(a)

To									(1)

Securities	of ETRADE AUSTRALIA LIMITED (ABN 12 003 042 082)						(2) (“the Company”)

1.	Under an Off Market Bid offers were made by ANZ ONLINE HOLDINGS PTY LTD (ACN 124 093 625)								(3)
	in respect of the acquisition of	ORDINARY SHARES			(4) in the Company. The offers are scheduled to
	close on 25 MAY 2007 AT 7:00 PM (MELBOURNE TIME)					(5).

2.	You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3.

The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 (“the Act”) that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4.	Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5.	(6) You are entitled, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, by notice in writing to the bidder, to elect which of the following forms of consideration will apply to the acquisition of your securities
	•					CASH CONSIDERATION ($4.30 per Ordinary Share in the Company); or			(7).
	•					SCRIP CONSIDERATION (The Scrip Consideration comprises fully paid ordinary shares in Australia and
New Zealand Banking Group Limited (ABN 11 005 375 522) (“ANZ Shares”) and is described in ANZ
Online Holdings Pty Limited’s Supplementary Bidder’s Statement dated 27 April 2007. Subject to rounding, the Scrip Consideration equates to approximately 0.1435 ANZ Shares per Ordinary Share in the
Company. This is based on the “Adjusted ANZ VWAP” referred to in the Supplementary Bidder’s
Statement being $29.96 per ANZ Share.)

If you do not elect which of the alternative forms of consideration will apply to the acquisition of your
	securities, the form of consideration that will apply will be			CASH CONSIDERATION ($4.30 per Ordinary Share in
	the Company)								(8)

6.

Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

7.	The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before this notice was given.

8.

Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 6 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 7 of this notice.

Signature
print name	BRIAN HARTZER					capacity	DIRECTOR

sign here						date	22/05/2007
DIRECTIONS

(1)	Name and address of holder
(2)	Name of target company or body.
(3)	Name of bidder.
(4)	Insert description of class of securities to which the bid related.
(5)	Insert date offers closed or are scheduled to close.
(6)	Insert paragraph 5 only where alternative terms are included in the offer.
(7)	Insert details of alternative terms.
(8)	Set out the terms that will apply.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 18 May 2007

ANZ Adjusted VWAP for E*TRADE takeover calculated as $29.96

ANZ today announced that the “Adjusted ANZ VWAP”, for the purpose of ANZ’s Offer for E*TRADE Australia, is $29.96.

Based on this Adjusted ANZ VWAP and subject to rounding, E*TRADE Australia shareholders who elected to receive ANZ scrip consideration under the Offer will receive 0.1435 ANZ shares for every E*TRADE Australia share that they sold under the Offer.

The Adjusted ANZ VWAP has been calculated in accordance with the Supplementary Bidder’s Statement dated 27 April 2007.

ANZ’s Offer to E*TRADE Australia shareholders will close at 7.00pm Melbourne time on 25 May 2007.

E*TRADE Australia shareholders who accept ANZ’s Offer before it closes will be paid their consideration within 5 business days of their acceptance being processed. E*TRADE Australia shareholders who do not accept the Offer and whose shares are compulsorily acquired will not receive payment for at least four weeks after the compulsory acquisition notice lodged with ASIC.

An Offer Information Line is available for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday).

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-92736955 or 0409-655 550

Email: paul.edwards@anz.com

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

Appointment to the Board of ANZ Holdings (New Zealand) Limited

Mr Jeremy Robson, Chief Financial Officer of ANZ National Bank Limited has been appointed to the Board of ANZ Holdings (New Zealand) Limited effective 17 May 2007.

As at the date of this notice, the directors of ANZ Holdings (New Zealand) Limited are:

•                  Steven Fyfe

•                   Graham Hodges

•                   Peter Marriott

•                   Jeremy Robson

ANZ Holdings (New Zealand) Limited is the issuer of the unsecured notes which comprise part of the ASX listed ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and is also the holding company of ANZ National Bank Limited.

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

for and on behalf of
Australia and New Zealand Banking Group Limited and
ANZ Holdings (New Zealand) Limited
ARBN 105 689 932

17 May 2007

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 16 May 2007

ANZ stake in E*TRADE Australia exceeds 90%; will
move to compulsorily acquire remaining shares

ANZ today announced it has a relevant interest of 91.75% in E*TRADE Australia and it will compulsorily acquire the remaining shares to finalise its acquisition of E*TRADE Australia.

Yesterday, ANZ extended its Offer period to finalise its takeover of E*TRADE Australia and give remaining shareholders the opportunity to accept the ANZ Offer.  This includes payment of the consideration of $4.30 per share in cash or the ANZ scrip consideration within 5 business days of their acceptance being processed if E*TRADE Australia shareholders accept the Offer before its close.

The Offer will close at 7:00pm Melbourne time on 25 May 2007.

The “Adjusted ANZ VWAP” for the purpose of the Offer, and the resulting number of ANZ shares to be issued to E*TRADE Australia shareholders electing to receive the ANZ scrip consideration, will be announced this week.

E*TRADE Australia shareholders who do not accept the Offer and whose shares are compulsorily acquired will not receive payment for at least four weeks after the compulsory acquisition notice is lodged with ASIC.

An Offer Information Line is available for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday).

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel:  03-9273 6955 or 0409-655 550

Email:  paul.edwards@anz.com

Media Release

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 15 May 2007

Offer extended to finalise takeover

ANZ today announced it will extend the Offer period to finalise its takeover of E*TRADE Australia.

The Offer will now close at 7:00pm Melbourne time on 25 May 2007 (unless further extended).  This will give the remaining shareholders a further opportunity to accept ANZ’s Offer.

ANZ will notify the ASX before 9:30 am tomorrow (Melbourne time) of its relevant interest in E*TRADE Australia shares by lodgement of a substantial holder notice.

As a result of ANZ having secured ownership of more than 80% of E*TRADE Australia shares, shareholders who accept the Offer and choose to receive ANZ scrip as consideration may be eligible for capital gains tax rollover relief. Information about the availability of capital gains tax rollover relief is included in Section 6 of ANZ’s Supplementary Bidder’s Statement of 27 April 2007.

The “Adjusted ANZ VWAP” for the purpose of the Offer, and the resulting number of ANZ shares to be issued to E*TRADE Australia shareholders electing to receive the ANZ scrip consideration, will be announced later this week.*

ANZ has also advised E*TRADE Australia shareholders that if they accept the Offer, commencing today, they will be paid the consideration of $4.30 per share in cash or the ANZ scrip consideration within 5 business days of their acceptance being processed.

On reaching 90%, ANZ will compulsorily acquire the remaining shares in E*TRADE Australia. E*TRADE Australia shareholders who do not accept the Offer and whose shares are compulsorily acquired will not receive payment for at least four weeks after the compulsory acquisition notice is lodged with ASIC.

An Offer Information Line is available for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday).

Attached is a letter that is being sent to E*TRADE Australia shareholders together with the formal notice extending the Offer.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel:  03-9273 6955 or 0409-655 550
Email:  paul.edwards@anz.com

*  The number of ANZ shares to be issued to provide $4.30 of ANZ shares per E*TRADE Australia share is to be based on the VWAP of all ANZ ordinary shares sold on ASX in the five trading days up to and including 15 May 2007, excluding certain trades which are deemed not representative of the general price at which ANZ shares are traded.  Sale prices on those days on which ANZ shares trade “cum” ANZ’s interim dividend payable for the half-year ended 31 March 2007 (the record date for which is 18 May 2007) are to be adjusted to an “ex” basis, by deducting the amount of the interim dividend (which is 62 cents per ANZ Share). ANZ shares traded “cum” the interim dividend on 9, 10 and 11 May 2007.  Details are included in ANZ’s Supplementary Bidder’s Statement dated 27 April 2007.

15 May 2007

Dear E*TRADE Australia Shareholder

ANZ’s Offer for E*TRADE Australia extended to 25 May 2007

I am writing to advise that ANZ has extended its Offer for E*TRADE Australia. If you accept the Offer now, you will be paid the Offer consideration of $4.30 per share in cash or the ANZ scrip consideration within 5 business days of your acceptance being processed.

If you do not accept the Offer and your shares are compulsorily acquired you will not receive payment for your shares for at least four weeks after the compulsory acquisition notice is lodged with the ASIC.

Some important facts about ANZ’s Offer that I want to bring to your attention are:

•   The Offer will now close at 7pm (Melbourne time) on 25 May 2007 unless further extended. (The formal extension notice is set out on the back of this letter);

•   ANZ now has a relevant interest in more than 80% of E*TRADE Shares; and

•   The E*TRADE Australia directors recommend all shareholders accept the Offer(1) and have accepted for their own personal holdings.

As a result of ANZ having secured ownership of more than 80% of E*TRADE Australia shares, E*TRADE Australia shareholders who accept ANZ’s Offer and choose to receive the ANZ scrip consideration may be eligible for capital gains tax rollover relief. Information about the availability of capital gains tax rollover relief is included in section 6 of ANZ’s Supplementary Bidder’s Statement dated 27 April 2007.

If you have any questions in relation to ANZ’s Offer, please contact ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday), or visit ANZ’s website at www.anz.com.

Yours sincerely

Brian Hartzer

Group Managing Director, Personal Division

Australia and New Zealand Banking Group Limited

(1) In the absence of a superior proposal

A copy of this notice was lodged with the Australian Securities and Investments Commission (ASIC)
on 15 May 2007.  ASIC takes no responsibility for the contents of the notice.

NOTICE OF VARIATION — EXTENSION OF OFFER PERIOD

TAKEOVER BID FOR ORDINARY SHARES IN ETRADE AUSTRALIA LIMITED

To:	ETRADE Australia Limited ABN 12 003 042 082 (E*TRADE Australia)

And to:	ASX Limited

And to:	The holders of all of the ordinary shares in E*TRADE Australia registered at 7:00pm (Melbourne time) on 6 March 2007 (the Offerees) who have not yet accepted the Offers.

By this notice ANZ Online Holdings Pty Limited ACN 124 093 625 (ANZ Online) varies its offers dated 14 March 2007 for all of the ordinary shares in E*TRADE Australia (the Offers) (which have previously been varied by notices of variation dated 10 April 2007 and 27 April 2007) by:

(a)                                  extending the period during which the Offers remain open for acceptance until 7:00pm (Melbourne time) on 25 May 2007; and

(b)                                 substituting the date “25 May 2007” for the date “15 May 2007”, in clause 2 of the Offers.

This notice has been approved by a resolution passed by the directors of ANZ Online.

DATED 15 May 2007

SIGNED on behalf of ANZ Online Holdings Pty Limited.

Director

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 15 May 2007

ANZ stake in E*TRADE Australia exceeds 80%

ANZ today announced that it now has a relevant interest of 81.4% in E*TRADE Australia.

As a result of ANZ having secured ownership of more than 80% of E*TRADE Australia shares, E*TRADE Australia shareholders who accept ANZ’s Offer and choose to receive the ANZ scrip consideration may be eligible for capital gains tax rollover relief. Information about the availability of capital gains tax rollover relief is included in Section 6 of ANZ’s Supplementary Bidder’s Statement dated 27 April 2007.

ANZ’s Offer is scheduled to close at 7:00pm Melbourne time today (unless extended).

An Offer Information Line has been established for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) and they are open until 7.00pm today.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

John McFarlane Chief Executive Officer UBS Financial Services Conference Australia and New Zealand Banking Group Limited 14 May 2007 www.anz.com

2 ANZ today 􀂾 6th largest company in Australia, largest in New Zealand 􀂾 33,000 staff, 6 million customers 􀂾 Market Capitalisation A$57b 􀂾 30 countries, focus on Australia, New Zealand, Asia, Pacific 􀂾 Asia, customer focus, and our engaged culture are key points of difference

3 We have consistently delivered for shareholders 0 20 40 60 80 100 120 140 97 98 99 00 01 02 03 04 05 06 Today 0 5 10 15 20 25 30 Dividend (LHS) Share Price (RHS) cents Share Price & Dividends A$ 17% 19% 1 Year 9 Year Total Shareholder Return* *Total Shareholder Return Compound Annual Growth Rate to 30 March 2007

4 and we continued that performance in the first half Profit after tax 16.1% Cash* profit after tax 11.8% Revenue Growth 9.1% (10.4%#) Cash* profit before provisions 12.1% Cash* EPS 10.9% Dividend 10.7% Cost-income ratio improved 1.5% Provisions rising to more normal levels, offset by large recovery *adjusts headline numbers significant items & inc integration costs & fair value hedge gains/losses # FX adjusted Mar 07 v Mar 06

5 Going forward, it will be even more important to make clear choices about: where you play and how you play Environment has been supportive, but slowing a little Housing credit has been strong for an extended period, but slowing Total credit growth benefiting from business lending, but also expected to slow 0 5 10 15 20 25 00 01 02 03 04 05 06 07 08 % change from year earlier 0 5 10 15 20 00 01 02 03 04 05 06 07 08 % change from year earlier

6 Where you play: we’ve had a consistent and clear strategy 4 A clear strategy - advance domestically while developing long term growth options in Asia Build position in Australia 2006-2007 & 2007-2010 Benefit from NZ investment & & 2010+ Longer-term growth from Asia • Winning share in Australia • Good earnings momentum • Leading customer satisfaction • Leading staff engagement • Investing for tomorrow Improved results from New Zealand Portfolio of low-risk Asian growth investments, where we can add value 4 A clear strategy - advance domestically while developing long term growth options in Asia Build position in Australia 2006-2007 & 2007-2010 Benefit from NZ investment & & 2010+ Longer-term growth from Asia • Winning share in Australia • Good earnings momentum • Leading customer satisfaction • Leading staff engagement • Investing for tomorrow Improved results from New Zealand Portfolio of low-risk Asian growth investments, where we can add value Domestic advancement Personal 􀂾 ANZ now best-regarded major retail bank 􀂾 Opening 40 branches in 2007 􀂾 “More convenient banking” positioning 􀂾 Strong record of execution Institutional 􀂾 Continued to reposition •De-emphasising non-core tax structured business •Diversifying from reliance on asset income 􀂾 Regained #1 lead bank position 􀂾 Substantial growth in Asia New Zealand 􀂾 Dual-brand strategy working effectively 􀂾 Good outcome on customer retention 􀂾 Increased focus on efficiency gains 􀂾 Now seeing improved financial results Wealth 􀂾 Improved performance from INGA 􀂾 Current bid for E*Trade 􀂾 Seeking opportunities, timing difficult Partnerships 􀂾 China/Malaysia/Indonesia/Vietnam/Philippines 􀂾 Seeking other expansion opportunities 􀂾 Focus on delivering value from investments Institutional network 􀂾 Leading Australian bank franchise 􀂾 Present in all major markets in region Asian expansion

7 ‘Advanced’ economies comprise the US, Western Europe, Japan, Canada, Australia, New Zealand, Korea, Taiwan, Hong Kong, Singapore and Israel. Sources: IMF, World Economic Outlook; Economics@ANZ. 30 35 40 45 50 55 60 65 70 80 84 88 92 96 00 04 08 % Share of global GDP Share of global growth (5-yr moving average) The big picture – the world economy is shifting Advanced economies Developing economies

8 Cambodia 2004 and as one of the leading banks in Asia with a presence in 14 markets, we are well placed to capitalise China 2007 1986 2005 Japan 1969 Hong Kong 1970 India 1984 Malaysia Thailand 1985 Singapore 1974 Indonesia South Korea 1978 Taiwan 1980 Vietnam 1993 2005 2007 1971 2007 The Philippines 1990 2003 Laos 2007 Sacom Cards* * Memorandum of Understanding signed June 2006 for the development of a credit card joint venture with Sacombank Indonesia cards 1973 1999 1999

9 Growth rates in Asia will be sustainably higher, and more than compensate for the risk ~6% nominal Markets with higher economic growth rates than Aust/NZ Markets which are underbanked & less developed* Opportunities for ANZ to add value Partners with good footprints in their markets Core Elements 3 1 2 4 Prospective Growth Higher economic growth rate Greater growth from increased banking penetration and sophistication Beyond system growth through partnering with ANZ Targeted Asian Markets Australian & NZ Markets We are entering markets with much higher growth prospects 5 Markets interconnecting strongly with Aust/NZ Illustrative System Growth ANZ Value add *focus on Consumer & SME Banking

10 What about Wealth Management? An attractive segment, but need to take a balanced view • Supported by superannuation laws • But, late cycle in one of strongest bull markets in history, which is delivering average WM revenue growth across sector of 14-15% pa, not significantly greater than traditional retail banking • Medium term FUM growth around 12% out to 2015*. Some margin decline expected • Total revenue likely to be less than half of expected 20%-30%+ for Asia retail banking 0 5 10 15 20 25 30 ANZ Peer 1 Peer 2 Peer 3 NPAT Growth (%) 1H07 v 1H06 0 5 10 15 20 25 30 ANZ Peer 1 Peer 2 Peer 3 Share of cash earnings (%) ANZ has a smaller position in WM than peers Growth rates have been strong, markets exceptionally supportive • Prepared to acquire at a sensible price, but no sensible opportunities at the moment in the Australian market • Now seeing much healthier returns from INGA Joint Venture, growing at or above peer average Sources: ABS, RBA, Economics@ANZ

How you play - culture a key differentiator

Change in ANZ's values, as perceived by staff

	2000	2002	2004/5	2006	2007
1	cost reduction	cost reduction	customer focus	profit	customer satisfaction
2	profit	customer focus	community involvement	customer focus	customer focus
3	shareholder value	shareholder value	cost reduction	community involvement	profit
4	accountability	accountability	accountability	accountability	community involvement
5	continuous improvement	continuous improvement	results orientation	organisational growth	results orientation
6	customer focus	profit	brand image	achievement	brand image
7	bureaucracy (L)	results orientation	achievement	brand image	shareholder value
8	achievement	achievement	profit	results orientation	accountability
9	goals orientation	community involvement	bureaucracy (L)	shareholder value	organisational growth
10	hierarchical (L)	customer satisfaction	customer satisfaction	cost reduction	teamwork
11	short term focus (L)	teamwork	continuous improvement	customer satisfaction	achievement
12	long hours (L)	being the best	shareholder value	being the best	cost reduction
13	commitment	organisational growth	teamwork	teamwork	being the best
14	risk-averse (L)	bureaucracy ((L)	being the best	perform	staff engagement
15		balance (home/work)	balance (home/work)	balance (home/work)	risk conscious
16		long hours (L)	perform	continuous improvement	balance (home/work)
17		productivity	best practice	best practice	values driven
18		brand image	long hours (L)	professionalism	diversity
19		hierarchical (L)	organisational growth	productivity	continuous improvement
20		can do approach	hierarchical (L)	risk-averse (L)	social responsibility
21					making a difference

ANZ

Internal Classification (L) = potentially limiting value

11

12 50 60 70 80 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06 Sep-06 Mar-07 % ANZ Peer 1 Peer 2 Peer 3 Peer 4 A strong customer focus is helping drive revenue growth 11.5% 14.2% 13.2%11.4% 9.9% 11.1% 10.7% 12.3% 12.5% 14.3% Mar-03 Mar-04 Mar-05 Mar-06 Feb-07 ANZ # 2 peer Highest Customer Satisfaction of the majors incl. St George (Main Financial Institution*) *Source: Roy Morgan Research – Aust MFI Pop’n aged 14+, % Satisfied (Very or Fairly Satisfied), 6 mth moving average Continue to close on #2 market position (share of Traditional Banking products**) Market Share Gap 4.4% 3.1% 2.5% 1.1% 0.8% 10% 14% 18% 22% Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 ANZ Peer 1 Peer 2 Peer 3 Peer 4 Number 2 in customer numbers (Traditional Banking customer share**) **Source: Roy Morgan Research – Traditional Banking includes customers aged 14+ with accounts, loans or cards. 12 mth moving average Peer 1: 38.9% (Feb 07) Feb-07 -

13 To wrap up - four key priorities Superior revenue growth Strategic expansion World-class productivity Stakeholders and capabilities Target 7-10% over the medium term Position in growth segments Superior service execution Expand footprint in Australia Consolidate leading position in NZ Make Asia substantive and diversified Target CTI below 40% Annual positive revenue-expense jaws Multifaceted group-wide productivity initiative Leading position with all stakeholders Build leadership and execution capability Global banking cultural leadership

14 The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.com or contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4091 e-mail: higgins@anz.com

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9605 3495

9 May 2007

Company Announcements
Australian Securities Exchange
Level 10, 20 Bond Street
SYDNEY NSW 2000

Appendix 3Y — Share Transaction by Mr John McFarlane

The attached Appendix 3Y includes details of a transaction in ANZ shares undertaken on 7 May 2007.

The transaction involved the purchase of 16,880 shares at an average price of $30.6757 under the Directors’ Share Plan in lieu of salary.

As a result of this transaction, Mr. McFarlane’s total direct and indirect holdings of ANZ shares have increased by 16,880 to 2,018,718 shares.

John Priestley
Company Secretary

1

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	30 January 2007

Part 1 — Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			667,759
Indirect interest			1,334,079
Nature of indirect interest	Number & Class of Securities
• Ballimore Pty Ltd (a/c Superannuation Fund)	Ordinary Shares	84,284
• ANZEST Pty Ltd
- ANZ Employee Share Acquisition Plan:
• Deferred Shares - vested	Ordinary Shares	87,190
• Performance Shares — not yet vested	Ordinary Shares	175,000
- ANZ Directors’ Share Plan	Ordinary Shares	987,605

	Total	1,334,079
No of securities held prior to change			2,001,838
Date of change	7 May 2007
Class	Ordinary Shares
Number acquired (Indirect)
• ANZEST Pty Ltd	Ordinary Shares	16,880
- ANZ Directors’ Share Plan

Number disposed (Direct)	N/A

Nature of Change	On market trade
Value/Consideration	16,880 Ordinary Shares acquired at an average price of $30.6757.

Number of securities held after change
Direct Interest — Unchanged			667,759
Indirect Interest — Increased (by 16,880)			1,350,959
Total of Interest			2,018,718

2

Options over unissued ordinary shares:

Direct Interest	700,000
Indirect Interest	Nil
No of securities held prior to change	700,000
Date of change	N/A
Class	N/A
Number acquired — Direct Interest	N/A
Number disposed of	N/A
Nature of Change	N/A
Value/Consideration	N/A
Number of securities held after change
Direct Interest — Unchanged	700,000
Indirect Interest — Unchanged	Nil
Total of Interest	700,000

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

9 May 2007

3

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode
Date of last Notice	21 December 2006

Part 1 — Change of director’s relevant interest in securities

Direct			216,859
Indirect interest:			433,192
Nature of indirect interest
• Ravenscourt Pty Ltd	Ordinary Shares	201,009
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	172,497
- Directors’ Retirement Scheme	Ordinary Shares	59,686

	Total	433,192
Date of change:	7 May 2007
No of securities held prior to change:			650,051
Class:	Ordinary Shares
Number acquired (Indirect):
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	1,140

Number disposed of:	N/A
Nature of change	On market trade

Value/Consideration	1,140 Ordinary Shares acquired at an average price of $30.6757.

Number of securities held after change:
Direct — Unchanged			216,859
Indirect — Increased (by 1,140)			434,332
Total of interest			651,191

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
9 May 2007

1

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Gregory John Clark
Date of last Notice	2 November 2006

Part 1 — Change of director’s relevant interest in securities

Direct			2,000
Indirect interest:			3,501
Nature of indirect interest
• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	3,501

	Total	3,501
Date of change:	7 May 2007
No of securities held prior to change:			5,501
Class:	Ordinary Shares
Number acquired (Indirect):

• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	73

Number disposed of:	N/A
Nature of change	On market trade
Value/Consideration	73 Ordinary Shares acquired at an average price of $30.6757.
Number of securities held after change:
Direct — Unchanged			2,000
Indirect — Increased (by 73)			3,574
Total of interest			5,574

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
9 May 2007

1

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Jeremy Kitson Ellis
Date of last Notice	2 November 2006

Part 1 — Change of director’s relevant interest in securities

Direct			64,584
Indirect interest:			49,039
Nature of indirect interest
• Annie Oceana Pty Ltd (Ellis Super Fund A/c)	Ordinary Shares	17,410
• ANZEST Pty Ltd
- Directors’ Share Plan (“DSP”)	Ordinary Shares	9,245
- Directors’ Retirement Scheme	Ordinary Shares	22,384

	Total	49,039
Date of change:	7 May 2007
No of securities held prior to change:			113,623
Class:	Ordinary Shares
Number acquired (Indirect):

• ANZEST Pty Ltd
- Directors’ Share Plan (“DSP”)	Ordinary Shares	53

Number disposed:	N/A
Nature of change	On market trade
Value/Consideration	53 Ordinary Shares acquired at an average price of $30.6757.
Number of securities held after change:
Direct — Unchanged			64,584
Indirect — Increased (by 53)			49,092
Total of interest			113,676

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
9 May 2007

11

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr David Michael Gonski
Date of last Notice	21 December 2006

Part 1 — Change of director’s relevant interest in securities

Direct			2,943
Indirect interest:			66,468
Nature of Indirect Interest:
• Pajton Pty Ltd <DMG Super Fund A/C>	Ordinary Shares	25,000
• Sarai Pty Limited (a company controlled by Mr Gonski)	Ordinary Shares	25,000
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	5,024
- Directors’ Retirement Scheme	Ordinary Shares	11,444

	Total	66,468
Date of change:	7 May 2007
No of securities held prior to change:			69,411
Class:	Ordinary Shares
Number acquired (Direct and Indirect):
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	365

Number disposed:	N/A

Nature of change	On market trade
Value/Consideration	365 Ordinary Shares acquired at an average price of $30.6757.
Number of securities held after change:
Direct — Unchanged			2,943
Indirect — Increased (by 365)			66,833
Total of interest			69,776

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
9 May 2007

1

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Powell Morschel
Date of last Notice	2 November 2006

Part 1 — Change of director’s relevant interest in securities

Direct			4,000
Indirect interest:			5,003
Nature of Indirect Interest:
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	5,003

	Total	5,003
Date of change:	7 May 2007
No of securities held prior to change:			9,003
Class:	Ordinary Shares
Number acquired (Indirect):
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	73

Number disposed:	N/A
Nature of change	On market trade
Value/Consideration	73 Ordinary Shares acquired at an average price of $30.6757.
Number of securities held after change:
Direct — Unchanged			4,000
Indirect — Increased (by 73)			5,076
Total of interest			9,076

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
9 May 2007

1

.

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ian John Macfarlane
Date of last Notice	22 February 2007

Part 1 — Change of director’s relevant interest in securities

Direct			Nil
Indirect interest:			2,000
Nature of Indirect Interest:
• Barbara Heather Macfarlane & Ian John Macfarlane <B H Macfarlane S/Fund A/C>	Ordinary Shares	2,000

	Total	2,000
Date of change:	7 May 2007
No of securities held prior to change:			2,000
Class:	Ordinary Shares
Number acquired (Indirect):
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	973

Number disposed:	N/A
Nature of change	On market trade
Value/Consideration	973 Ordinary Shares acquired at an average price of $30.6757.
Number of securities held after change:
Direct — Unchanged			Nil
Indirect — Increased (by 973)			2,973
Total of interest			2,973

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
9 May 2007

1